FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 13, 2004, titled “Provida Reports a Material Event.”

Item 1

Inquiries-Please contact: Andres Veszpremy General Counsel Phone: (562) 351-1187 FAX: (562) 351-1717 E-mail: aveszpremy@afpprovida.cl	FOR IMMEDIATE RELEASE

Santiago, Chile, October 13, 2004

PROVIDA REPORTS A MATERIAL EVENT

     Today, Wednesday October 13, 2004, Mr. Gustavo Alcalde, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

By virtue of article 9 and subparagraph second of article 10 of Law 18,045 and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised that on October 12, 2004, A.F.P. Provida S.A. has, through its subsidiary Provida Internacional S.A., sold all of its equity interest in A.F.P. Crecer S.A. of El Salvador to Sociedad Fondo Universal S.A. de C.V., corresponding to 19% of the equity capital of A.F.P. Crecer S.A. The sale price totaled twelve million two hundred twenty-seven thousand sixty-two dollars of the United States of America and two cents (US$12,227,062.02). The purchase is subject to eventual price adjustments dependent upon the outcome of the due diligence by the buyer.

     The impact of this sale on the company’s results will be determined once the eventual price adjustment has been established and the pertinent taxes settled. This impact will be informed in due course.

Santiago, Chile, October 13, 2004.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: October 14, 2004	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: October 14, 2004	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.